UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 February 2008
To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited Swiss Stock Exchange
Deutsche Bank UBS Zurich

For Announcement to the Market

In accordance with Listing Rule 3.17 of the Australian Securities Exchange, please find attached a letter from the Chairman to BHP Billiton shareholders regarding the recently announced pre-conditional offer for Rio Tinto Limited and Rio Tinto Plc.

Jane McAloon
Group Company Secretary

7 February 2008

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Dear Shareholder (s)

You will have seen a great deal of press coverage recently of the proposal we made in early November to the Board of Rio Tinto to combine BHP Billiton and Rio Tinto. Extensive consultations with the shareholders and stakeholders of both Rio Tinto and BHP Billiton since that time have indicated a clear understanding of the logic of the combination.

On 6 February 2008 we formalised that proposal by making an offer to Rio Tinto shareholders to combine with BHP Billiton by offering 3.4 BHP Billiton shares for each Rio Tinto share.

Bringing these two great companies together will provide a unique opportunity to unlock value for both BHP Billiton and Rio Tinto shareholders. The two companies each have:

  outstanding portfolios of large-scale, low-cost, long-life assets that are highly complementary common strategies
  a similar asset mix and quality
  a shared commitment to health, safety and the environment; and
  a similar heritage, culture and values.

The combination would be without comparison in the natural resources industry and would position the combined company to meet the demands of customers, including in both China and India.

In reaching the decision to make an offer for Rio Tinto, your Board was focussed on the creation of value for BHP Billiton shareholders and I am pleased to say that your Board is convinced that BHP Billiton will derive enhanced earnings from:

  a strengthened asset portfolio
  superior future growth options
  greater exposure to quality assets in the resources sector; and
  a pro rata share in the unique and significant value unlocked by the combination.

The offers we have made are subject to pre-conditions relating to merger control and necessary regulatory approvals in a number of jurisdictions and this process will take some time. We will work closely and constructively with all key regulators to assist with their review.

Your Board is satisfied that the offer we have made is both compelling and responsible and, very importantly, is value enhancing for you. We have been patient and disciplined to date and will continue to be so.

Your approval for the combination will be sought in due course and I will continue to update you on the offer as it proceeds. In the meantime I invite you to call our shareholder help line on the numbers below should you have any questions regarding the offer.

On behalf of the Board I thank you for your ongoing support of BHP Billiton; it is a wonderful company that has an exceptional future.

Yours sincerely

Don Argus
Chairman

Australia toll free: 1300 766 363 (for callers outside Australia & New Zealand dial +61 3 9415 4365)

New Zealand toll free: 0800 668 228

EU toll free, including the UK*: 00 800 6520 6520 (for callers outside the EU dial +44 117 378 5973)

*Note the European Union Free Call number is applicable for callers from the following countries - UK, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden and Switzerland.

South Africa toll free: 0800 202 361 (for callers outside South Africa dial +27 11 3730004)

United States toll free: 800 339 1045 (for BHP Billiton ADR holders calling outside of the United States dial +1 212 440 9800)

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement (the "Registration Statement"), which will contain a prospectus ("Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 12 February 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary